================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                FINAL AMENDMENT

                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              HARCOR ENERGY, INC.
                           (Name of Subject Company)

                               SENECA WEST CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          SENECA RESOURCES CORPORATION
                     WHICH IS A WHOLLY OWNED SUBSIDIARY OF
                           NATIONAL FUEL GAS COMPANY
                                   (BIDDERS)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  411 628 209
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                JOHN F. MCKNIGHT
                        VICE PRESIDENT -- LAND AND LEGAL
                          SENECA RESOURCES CORPORATION
                           1201 LOUISIANA, SUITE 400
                               HOUSTON, TX 77002
                                 (713) 654-2643
                              FAX: (713) 654-2659
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                With a Copy To:
                                 GARY W. ORLOFF
                         BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                               HOUSTON, TX 77002
                                 (713) 221-1306
                              FAX: (713) 221-1212

================================================================================

                                 SCHEDULE 14D-1
CUSIP NO.: 411 628 209

---------------------------------------------------------------------------
    (1)  Name of Reporting Persons
         IRS Identification No. of above person
         Seneca West Corp.
---------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group              (a)[
                                                                          ]
         N/A                                                           (b)[
                                                                          ]
---------------------------------------------------------------------------
    (3)  SEC use only
---------------------------------------------------------------------------
    (4)  Source of Funds
---------------------------------------------------------------------------
    (5)  Check if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e)                                [ ]
---------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization
         Delaware
---------------------------------------------------------------------------
    (7)  Aggregate Amount Beneficially Owned by Each Reporting Person
         0
---------------------------------------------------------------------------
    (8)  Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares                                                       [ ]
---------------------------------------------------------------------------
    (9)  Percent of Class Represented by Amount in Row (7)

         0%
---------------------------------------------------------------------------
   (10)  Type of Reporting Person

         CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 411 628 209

--------------------------------------------------------------------------------
     (1) Name of Reporting Persons
         IRS Identification No. of above person

         Seneca Resources Corporation
--------------------------------------------------------------------------------
     (2) Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
         N/A                                                             (b) [ ]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------

     (4) Source of Funds

--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or Place of Organization

         Pennsylvania
--------------------------------------------------------------------------------
     (7) Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
     (8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of Class Represented by Amount in Row (7)

         0%
--------------------------------------------------------------------------------
    (10) Type of Reporting Person

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO.: 411 628 209

--------------------------------------------------------------------------------

      (1) Name of Reporting Persons
          IRS Identification No. of above person

          National Fuel Gas Company
--------------------------------------------------------------------------------
      (2) Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
          N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC use only

--------------------------------------------------------------------------------
      (4) Source of funds

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
      (6) Citizenship or Place of Organization

          New Jersey
--------------------------------------------------------------------------------
      (7) Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
      (8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
      (9) Percent of Class Represented by Amount in Row (7)

          0%
--------------------------------------------------------------------------------
     (10) Type of Reporting Person

          CO
--------------------------------------------------------------------------------

     This statement relates to a tender offer by Seneca West Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Seneca Resources Corporation, a Pennsylvania corporation (the "Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock") of HarCor Energy, Inc. at $2.00 per Share net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). The Parent is a wholly owned subsidiary of National Fuel Gas Company, a New Jersey corporation ("National Fuel").


     The Purchaser, the Parent and National Fuel hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on April 6, 1998, as amended, with respect to the offer by the Purchaser to purchase the Company's outstanding shares of Common Stock as set forth in this Final Amendment to Schedule 14D-1 and Initial Schedule 13D. On May 5, 1998, the Parent issued the Press Release filed as an Exhibit hereto, announcing the results of the Offer and that it had given notice to the Depositary that it had accepted for payment all Shares tendered prior to the expiration of the Offer. The Offer has terminated, and pursuant to Instruction F of Schedule 14D-1, this Final Amendment and Initial Schedule 13D shall be deemed to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all Common Stock of the Company acquired by the Purchaser pursuant to the Offer as reported herein.


ITEM 1. SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is HarCor Energy, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Five Post Oak Park, Suite 2220, Houston, Texas 77027.

(b) The information set forth in the Introduction to, and in Section 1, "Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

     Further, Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedure set forth in the Offer to Purchase at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may be withdrawn at any time after June 5, 1998.

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend the Offer under certain circumstances (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, purchase or pay for, and may delay the acceptance for payment of or, subject to the applicable rules and regulations of the Commission, payment for, any Shares tendered pursuant to the Offer, may amend the Offer as to any Shares not then accepted for payment and may terminate the Offer and not accept for payment any Shares, if (i) the Minimum Condition has not been satisfied or
     (ii) at any time on or after the date of execution of the Merger Agreement and before the Expiration Date pursuant to the Offer, any of the events described in Section 14 of the Offer to Purchase shall have occurred.

(c) The information set forth in Section 6, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by the Purchaser, the Parent and National Fuel. The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser, the Parent and National Fuel," and Schedule I, "Information Concerning the Directors and Executive Officers of National Fuel, the Parent and the Purchaser," of the Offer to Purchase is incorporated herein by reference.

(a)-(d) and (g) The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of National Fuel, the Parent and the Purchaser is set forth in
                Schedule I of the Offer to Purchase.

(e) and (f)   During the last five years, neither National Fuel, the Parent, the
              Purchaser nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding
              (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of federal or state securities laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a) and (b)   The information set forth in the Introduction to, and in Section
              9, "Certain Information Concerning the Purchaser, the Parent and
              National Fuel," Section 10, "Background of the Offer; Contacts with the Company," and Section 12, "The Merger Agreement;
              Confidentiality Agreement," of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b)   The information set forth in Section 13, "Source and Amount of
              Funds," of the Offer to Purchase is incorporated herein by reference.

              National Fuel will obtain the funds required in connection with the Offer and Merger either by using internally generated funds on hand or by drawing on uncommitted lines of credit or both. These lines of credit currently total more than $600 million, do not require additional arrangements for finalization and do not contain conditions to borrowing. When called upon, borrowings are evidenced by entries on a grid note. National Fuel has uncommitted lines of credit with, among others, The Chase Manhattan Bank, CitiBank, Marine Midland Bank, Industrial Bank of Japan, and Fleet Financial Corporation.


              The Purchaser required $31,100,000 from National Fuel to purchase the Shares pursuant to the Offer. National Fuel was already borrowing from PNC Bank, BNL Bank, Fleet Financial Corporation and Marine Midland Bank on the date the Purchaser needed such funds. National Fuel therefore utilized $1,219,202.66 of internally generated funds and borrowed the remainder of the necessary funds by drawing on the uncommitted lines of credit with such banks. The name of the bank, the allocated amount borrowed and the initial interest rate of each borrowing are, respectively, PNC Bank -$13,431,893.69 at 5.530852%, BNL Bank - $4,132,890.37 at 5.54%,
              Fleet Financial Corporation - $7,025,913.62 at 5.56% and Marine Midland Bank - $5,290,099.67 at 5.56%.


(c)           Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger; Plans for the Company," and Section 13, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

              National Fuel will obtain the funds required in connection with the Offer and Merger either by using internally generated funds on hand or by drawing on uncommitted lines of credit or both. These lines of credit currently total more than $600 million, do not require additional arrangements for finalization and do not contain conditions to borrowing. When called upon, borrowings are evidenced by entries on a grid note. National Fuel has uncommitted lines of credit with, among others, The Chase Manhattan Bank, CitiBank, Marine Midland Bank, Industrial Bank of Japan, and Fleet Financial Corporation.


              The Purchaser required $31,100,000 from National Fuel to purchase the Shares pursuant to the Offer. National Fuel was already borrowing from PNC Bank, BNL Bank, Fleet

              Financial Corporation and Marine Midland Bank on the date the Purchaser needed such funds. National Fuel therefore utilized $1,219,202.66 of internally generated funds and borrowed the remainder of the necessary funds by drawing on the uncommitted lines of credit with such banks. The name of the bank, the allocated amount borrowed and the initial interest rate of each borrowing are, respectively, PNC Bank -$13,431,893.69 at 5.530852%, BNL Bank - $4,132,890.37 at 5.54%, Fleet Financial
              Corporation - $7,025,913.62 at 5.56% and Marine Midland Bank - $5,290,099.67 at 5.56%.


(f) and (g)   The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act
              Registration; Margin Regulations," of the Offer to Purchase is incorporated herein by reference.

     Other than as set forth in the Introduction to, or the above-referenced sections of, the Offer to Purchase, the Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is not set forth in any of paragraphs
(a) through (g) of Item 5 of the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)   The information set forth in the Introduction to, and in Section
              9, "Certain Information Concerning the Purchaser, the Parent and
              National Fuel," and Section 12, "The Merger Agreement;
              Confidentiality Agreement," of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser, the Parent and National Fuel,"
Section 10, "Background of the Offer; Contacts with the Company," and Section 12, "The Merger Agreement; Confidentiality Agreement," of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning the Purchaser, the Parent and National Fuel," including the financial statements and the notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger; Plans for the Company," of the Offer to Purchase is incorporated herein by reference.

(b) and (c)   The information set forth in the Introduction to, and in Section
              15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration; Margin Regulations," of the Offer to Purchase is incorporated herein by reference.

(e)           None.

(f) Reference is hereby made to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits
              (a)(1) and (a)(2), respectively, and which are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)    Offer to Purchase, dated April 6, 1998.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Text of Press Release, dated January 23, 1998, issued by the
          Company.
(a)(8) Text of Joint Press Release, dated March 31, 1998, issued by the Company and the Parent.
(a)(9)    Form of Summary Advertisement, dated April 6, 1998.
(a)(10)   Letter to Company stockholders, dated April 6, 1998.
(a)(11)*  Text of Press Release, dated May 5, 1998, issued by the
          Parent.
(c)(1) Agreement and Plan of Merger, dated as of March 31, 1998 among the Company, the Purchaser and the Parent.
(c)(2) Confidentiality Agreement, dated as of March 17, 1997 between Dillon, Read & Co. Inc. and the Parent.


---------------


*Filed herewith.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                            SENECA WEST CORP.

                                            By: /s/ WILLIAM M. PETMECKY

                                              ----------------------------------
                                              Name: William M. Petmecky
                                              Title: President


Dated: May 6, 1998

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                     SENECA RESOURCES CORPORATION

                                     By: /s/ JAMES A. BECK

                                        ----------------------------------------
                                        Name: James A. Beck
                                        Title: President


Dated: May 6, 1998

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                            NATIONAL FUEL GAS COMPANY

                                            By:    /s/ JOSEPH PAWLOWSKI
                                              ----------------------------------
                                              Name: Joseph Pawlowski
                                              Title: Treasurer


Dated: May 6, 1998

                                 EXHIBIT INDEX


                             EXHIBIT NO.
                             -----------
(a)(1)    Offer to Purchase, dated April 6, 1998.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(7)    Text of Press Release, dated January 23, 1998, issued by the
            Company.
(a)(8)    Text of Joint Press Release, dated March 31, 1998, issued by the Company and the Parent.
(a)(9)    Form of Summary Advertisement, dated April 6, 1998.
(a)(10)   Letter to Company stockholders, dated April 6, 1998.
(a)(11)*  Text of Press Release, dated May 5, 1998, issued by the
            Parent.
(c)(1)    Agreement and Plan of Merger, dated as of March 31, 1998
            among the Company, the Purchaser and the Parent.
(c)(2)    Confidentiality Agreement, dated as of March 17, 1997
            between Dillon, Read & Co. Inc. and Parent.


---------------


*Filed herewith.